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Exhibit (a)(1)(b)

To:	All Eligible SeeBeyond Employees
From:	James T. Demetriades
Date:	November 18, 2002
Re:	OFFER TO EXCHANGE OPTIONS

IMPORTANT NEWS—please read immediately and take action before
5:00 p.m., Pacific Time, on December 17, 2002

        Some of our stock options have exercise prices that are significantly higher than the current market price of our stock. In our continuing effort to motivate and reward valued employees for their important contributions to our success, we are announcing an offer to exchange certain stock options.

        This offer is designed to provide eligible employees the opportunity to potentially restore the value of their stock options in the near future. The offer is voluntary, and it begins today.

Eligible Employees

        Eligible employees are those who are employees as of today and who remain employees through the time this offer expires. Officers and directors are not eligible.

Eligible Options

        Options with exercise prices above $6.00 per share are eligible for exchange in this offer.

Terms and Conditions

        We are making the offer upon the terms and conditions described in:

  1.
  this letter;

  2.
  the attached Offer to Exchange Certain Outstanding Options for New Options (which is generally referred to as the "Offer to Exchange");

  3.
  the attached election form; and

  4.
  the attached withdrawal form.

        Together, these are referred to as the offer documents. Please read the offer documents carefully so that you will understand the risks of participating before you make any decisions regarding the offer. This offer expires at 5:00 p.m., Pacific Time, on December 17, 2002.

Six Months and One Day

        Eligible options elected for exchange will be cancelled on the first business day after this offer expires, and we will issue promises to grant the new options conditioned on the participant's continued employment.

        The new options will be granted on the first business day that is at least six months and one day after the date on which we cancel the options elected to be exchanged. We expect to grant the new options on June 19, 2003, unless the cancellation of the options are delayed as a result of a postponement in the expiration of the offer.

        Since we are not granting the new options until June 19, 2003 at the earliest, we cannot predict the exercise price of the new options. It may be higher or lower than the exercise price of the options you exchanged, resulting in a loss of some of your stock option benefit. If you decide to participate in the offer, this is a risk you take.

        Another risk involved in this offer that you should be aware of is that if, for any reason, you do not remain employed by SeeBeyond (or one of our subsidiaries) through the new option grant date in

June 2003, you will not receive any new options or other compensation in exchange for options you relinquish in this offer. And unless expressly otherwise provided by the applicable laws in certain non-U.S. countries, your employment remains "at will" and can be terminated by you or SeeBeyond (or one of our subsidiaries) at any time, without cause or notice.

New Vesting Schedule

        The new options will also have a new vesting schedule:

  •
  50% of the shares of each new option will be vested on the one-year anniversary of the option grant date; and

  •
  an additional 4.166% of the shares will vest on each subsequent month thereafter.

        This means that your new options will be fully vested on the 2nd anniversary of the option grant date, subject to your continued employment on each relevant vesting date.

Exchange Ratio

        The number of shares subject to each new option will be determined according to the exercise price of the exchanged option it replaces. If an exchanged option had an exercise price:

          (i)  from $6.01 per share to and including $7.50 per share, it will be replaced with a new option covering 1 share for every 2 shares covered by the exchanged option;

        (ii)  from $7.51 per share to and including $12.00 per share, it will be replaced with a new option covering 1 share for every 3 shares covered by the exchanged option;

        (iii)  at or above $12.01 per share, it will be replaced with a new option covering 1 share for every 5 shares covered by the exchanged option.

        As a condition to the offer, if you elect to exchange any options, you must also exchange all options granted to you on or after May 17, 2002. If options granted to you on or after May 17, 2002 had an exercise price at or below $6.00 per share, you will exchange such options on a 1-for-1 share basis.

Conclusion

        Each new option will generally be granted under, and subject to the terms of, the 1998 Stock Plan. Each new option will also be subject to a new stock option agreement between you and us.

        Please review each of your stock option grants, as you may decide to accept or reject this offer as to each individual grant or you may decide not to participate at all. You may decide to exchange some of your grants, all of your grants or none of your grants. It is up to you. If you choose not to participate, you will retain your current options under their current terms and conditions. We recommend that you speak with your personal financial advisor to weigh the benefits and risks involved in participating in this offer.

        To participate in the offer, you must properly complete the election form and return it to James Thomson, Director of Corporate Operations (fax number: (626) 408-3378), before the offer expires at 5:00 p.m., Pacific Time, on December 17, 2002. If the offer period is extended, we will notify you of the new expiration date. If your election form has not been received by James Thomson before the offer expires, you will have rejected this offer and you will keep your current options.

        If the offer documents do not contain all the information you need, please direct any questions to Mark Magarian, Senior Vice President, Human Resources, at (626) 408-3070.

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  Exhibit (a)(1)(b)